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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number: 3235-0287
[ ] Check this box if no                                                                              Expires: December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
 Thompson        Stephen            M.          Global Business Services, Inc. (GBSS)               to Issuer (Check all applicable)
-------------------------------------------  ----------------------------------------------      X   Director       X  10% Owner
    (Last)        (First)         (Middle)   3. I.R.S. Identification     4. Statement for      ----               ---
 213 S. Robertson Blvd.                         Number of Reporting          Month/Year          X   Officer (give    Other (specify
-------------------------------------------     Person, if an entity        August, 2002       ---- title below)  --- below)
                  (Street)                      (Voluntary)               -----------------
 Beverly Hills      CA              90211                                 5. If Amendment,        CEO
-------------------------------------------                                  Date of Original   ------------------------------------
    (City)        (State)           (Zip)                                     (Month/Year)
                                                                               N/A            7. Individual or Joint/Group Filing
                                                                           -----------------     (Check Applicable Line)
                                                                                                  X    Form filed by One
                                                                                                 ----  Reporting Person
                                                                                                       Form filed by More than
                                                                                                 ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                              (Instr. 8)                                Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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  Common Stock                   11/19/01  P      V   1,850,000(2)  A       $0.095      1,850,000           I             WCFI(1)
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  Common Stock                   5/14/02   A      V     100,273     A       N/A         1,950,273           I             WCFI(1)
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  Common Stock                   6/19/02   J      V     89,018(3)   A       $1.00                           I             WCFI(1)
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  Preferred A                    6/19/02   J      V     89,018(3)   A       $1.00                           I             WCFI(1)
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  Preferred B                    6/19/02   J      V     89,018(3)   A       $1.00                           I             WCFI(1)
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  Common Stock                   6/19/02   J      V     50,000(5)   A       $1.00                           I              LEI(5)
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  Preferred A                    6/19/02   J      V     50,000(5)   A       $1.00                           I              LEI(5)
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  Preferred B                    6/19/02   J      V     50,000(5)   A       $1.00                           I              LEI(5)
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  Common Stock                   6/19/02   J      V     58,333(6)   A       $1.00                           I             ATMI(7)
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  Preferred A                    6/19/02   J      V     58,333(6)   A       $1.00                           I             ATMI(7)
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  Preferred B                    6/19/02   J      V     58,333(6)   A       $1.00                           I             ATMI(7)
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  Common Stock                   6/19/02   A      V     16,667(3)   A       $1.00         75.000            I                 (8)
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  Preferred A#                   6/19/02   A      V     16,667(3)   A       $1.00         75,000            I                 (8)
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  Preferred B##                  6/19/02   A      V     16,667(3)   A       $1.00         75,000            I                 (8)
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  Common Stock                   6/19/02   A      V     16,667(3)   A       $1.00                           I                 (9)
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  Preferred A                    6/19/02   A      V     16,667(3)   A       $1.00                           I                 (9)
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  Preferred B                    6/19/02   A      V     16,667(3)   A       $1.00                           I                 (9)
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  Common Stock                   6/19/02   A      V     16,667(3)   A       $1.00       2,122,625           I                 (10)
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  Preferred A                    6/19/02   A      V     16,667(3)   A       $1.00         172,350           I                 (10)
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  Preferred B                    6/19/02   A      V     16,667(3)   A       $1.00         172,350           I                 (10)
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  Common Stock                   8/21/02   A      V    100,000(4)   A       N/A         2,222,625           I               WCFI(1)
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 #   Each share of Preferred A is convertible into 1.1 shares of common stock on or after June 30, 2003.
##  Each share of Preferred B is convertible into 1.2 shares of common stock on or after June 30, 2004.
Each share of Preferred Stock has the voting rights of one share of common stock.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM                                                            (Over)
DISPLAYS A CURRENTLY VALID OM NUMBER.                                                                               SEC 1474 (3-99)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Warrants            $0.10    4/30/02  J    V     A           4/30/02  4/29/05  C.S.   100,000(11) N/A     100,000    I       (12)
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Warrants            $0.10    4/30/02  J    V     A           4/30/02  4/29/05  C.S.   100,000(13) N/A     100,000    I       (7)
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Warrants            $0.05    1/1/02   J    V     A           6/1/02   5/31/07  C.S.   500,000(14) $0.55   600,000    I       (7)
====================================================================================================================================
Explanation of Responses:
(1)  Stephen M. Thompson is sole owner of World Call Funding, Inc. ("WCFI").
(2)  1,850,000 Common Stock shares held by WCFI were issued as 1,700,000 common shares to Zack Curtin Trust and 150,000 common shares to Kent E. Lovelace.
(3)  Exchange of previously held Cyber Centers Inc. ("CCI") common shares held by WCFI into shares of Global Business Services,
      Inc. ("GBSS") split equally 1/3 common shares, 1/3 Preferred A shares and 1/3 Preferred B Shares.
(4)  Compensation to WCFI for termination of consulting agreement with CCI.
(5)  Exchange of 150,000 common shares of CCI held by Leland Energy Inc. ("LEI") of which Thompson is 100% owner.
(6)  Exchange of previously held CCI common shares held by Arista Technology Marketing, Inc. ("ATMI") into shares of GBSS split equally 1/3 common shares, 1/3 Preferred A shares and 1/3 Preferred B shares.
(7)  January Thompson, Thompson's adult daughter, is President of ATMI. Mr. Thompson disclaims beneficial ownership of shares owned or controlled by January Thompson. Ms. Thompson's aggregate ownership is shown separately from Mr. Thompson's shares.
(8)  Gift given to January Thompson on October 24, 2000 by WCFI. (Also see footnote 7)
(9)  Gift given to Jake Thompson, Thompson's minor son, on October 24, 2000 by by WCFI.
(10) Gift given to Jonathon Thompson, Thompson's minor son, on Oct. 24, 2000 by WCFI.
(11) Three-year warrants convertible at $0.10/share received as consideration for a loan made to GBSS for an amount not to exceed $500,000.
(12) Stephen Thompson is 100% owner of LEI.
(13) 100,000 3-year warrants issued to January Thompson as consideration for a loan made to BGSS. (Also see footnote 7)
(14) Five-year warrants issued to January Thompson for termination of a management consulting agreement between ATMI and CCI company-owned stores. (Also see footnote 7)

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                   /s/  Stephen M. Thompson           Sept. 20, 2002
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------    ---------------
      If space is insufficient, see Instruction 6 for procedure.                        Stephen M. Thompson                Date
                                                                                  **Signature of Reporting Person
Potential persons who are to respond to the collection of information                                                         Page 2
contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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